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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

       COACTIVE MARKETING GROUP, INC. (FORMERLY INMARK ENTERPRISES, INC.)
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   189875107
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                                 (CUSIP Number)

        THOMAS E. LACHENMAN, 7788 WHITE ROAD, RISING SUN, INDIANA 47040
                             Tel. No. (812)438-2654
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No.  189875107
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   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        OG HOLDING CORPORATION
        31-0961840
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
                 --------------------------------------------------------------
        (b)
                 --------------------------------------------------------------
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   3.   SEC Use Only
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   4.   Source of Funds (See Instructions)     00
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   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
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   6.   Citizenship or Place of Organization           OHIO
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Number of         7.       Sole Voting Power                        -0-
Shares Bene-
ficially by       8.       Shared Voting Power                      -0-
Owned by  Each
Reporting         9.       Sole Dispositive Power                   -0-
Person With
                  10.      Shared Dispositive Power                 -0-

  11.   Aggregate Amount Beneficially Owned by Each Reporting Person    -0-
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  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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  13.   Percent of Class Represented by Amount in Row (11)         -0-%
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  14.   Type of Reporting Person (See Instructions)         CO
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CUSIP No.  189875107
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   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THOMAS E. LACHENMAN
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
                ----------------------------------------------------------------
        (b)
                ----------------------------------------------------------------

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   3.   SEC Use Only
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   4.   Source of Funds (See Instructions)
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   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
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   6.   Citizenship or Place of Organization U.S.A.
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Number of         7.       Sole Voting Power                      568,023
Shares Bene-
ficially by       8.       Shared Voting Power                        -0-
Owned by Each
Reporting         9.       Sole Dispositive Power                 568,023
Person With
                  10.      Shared Dispositive Power                   -0-


  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------


  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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  13.  Percent of Class Represented by Amount in Row (11)              9.5%
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  14.  Type of Reporting Person (See Instructions)         IN
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ITEM 1. SECURITY AND ISSUER

         This Amendment No. 1 to Schedule 13D relates to shares of the common stock, $.001 par value per share of CoActive Marketing Group Inc. ("CoActive") (said shares of CoActive are hereinafter referred to as "Shares"). CoActive's principal offices are located at 415 Northern Boulevard, Great Neck, New York 11021-4812.

ITEM 2. IDENTITY AND BACKGROUND

         OG Holding Corporation ("OG"), is an Ohio corporation formerly known as "Optimum Group, Inc." OG's principal office is located 9745 Mangham Drive, Cincinnati, Ohio 45215. Until March 31, 1998, OG was engaged in the business of providing sales promotion and marketing services. On March 31, 1998, OG sold its business and assets to a subsidiary of CoActive and over the last few years wound up its affairs and liquidated. During the last five years, OG has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, OG was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, in which it became subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Thomas E. Lachenman was the President of OG. Mr. Lachenman is retired and his residence address is 7788 White Road, Rising Sun, Indiana 47040.
Mr. Lachenman is a citizen of the United States of America. During the last five years, Mr. Lachenman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Lachenman was not a party to any civil proceeding or a judicial or administrative body of competent jurisdiction in which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Originally 565,385 Shares were issued to OG in connection with the sale of OG's business and assets to OG Acquisition Corp. (now "Optimum Group, Inc."), a subsidiary of CoActive, on March 31, 1998. CoActive declared a 5-for-4 stock split effective in June, 1998, which gave OG a total of 706,731 Shares. The purchase of 120,000 Shares by Thomas E. Lachenman directly from CoActive on February 9, 2004, for an aggregate purchase price of $300,000 was made with Mr. Lachenman's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         On March 31, 1998, OG received 565,385 shares of the common stock of CoActive ("Shares") as part of the purchase price from the sale of OG's business and assets to OG Acquisition Corp. ("Acquisition"), a subsidiary of CoActive. In connection with the sale of OG's business and assets, Thomas E. Lachenman was nominated for election, and was elected, to the Board of Directors of CoActive. Mr. Lachenman continues to serve as a member of CoActive's Board of Directors.

         CoActive declared a 5-for-4 stock split effective in June, 1998, which gave OG a total of 706,731 Shares. The 565,385 Shares (which became 706,731 Shares) were first placed in escrow with the attorneys for CoActive and Acquisition because the Shares were part of a pool for the indemnity of Acquisition for breaches of warranties and representations of covenants made by OG and its principal shareholders in the Asset Purchase Agreement whereunder OG sold its business and assets to Acquisition. While the Shares were still in escrow, their ownership was transferred to Thomas E. Lachenman, as Trustee of the OG Corporation Liquidating Trust (the "Liquidating Trust") in connection with the liquidation of OG. In June 2001, the Liquidating Trust distributed 289,333 of the Shares it held to all of the former shareholders of OG except Thomas E. Lachenman at the expiration of Acquisition's rights to indemnity for breaches of warranties, representations, or covenants. No person received sufficient Shares in said liquidating distributions to own 5% or more of the outstanding Shares. Thomas E. Lachenman is the sole trustee and the sole beneficiary of the 417,398 Shares remaining in the Liquidation Trust.

         On February 9, 2004, Thomas E. Lachenman purchased 120,000 Shares directly from CoActive at a purchase price of $2.50 per share. The $300,000 aggregate purchase price was paid for by Mr. Lachenman directly from his own personal funds (none of which was borrowed).

         Mr. Lachenman also currently holds options issued by CoActive to purchase 30,625 Shares from CoActive at exercise prices ranging from $1.55 per share to $2.33 per share. Mr. Lachenman received said options as a director of CoActive. Mr. Lachenman has been informed that CoActive currently has outstanding 5,929,856 Shares which gives Mr. Lachenman a 9.1% ownership interest of CoActive's outstanding Shares (9.5% if his options are exercised).

         Mr. Lachenman has no present plans to acquire additional Shares or to sell any of his Shares. He has no present intention of trying to acquire control of CoActive or to involve CoActive in any extraordinary corporate transaction such as a merger or consolidation.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) OG distributed all Shares it owned in its liquidation. OG presently owns no Shares. Thomas E. Lachenman presently owns 537,398 Shares (417,398 Shares as the sole trustee and sole beneficiary of the Liquidating Trust and 120,000 Shares which he purchased on February 9,
         2004) and has options to acquire 30,625 Shares from CoActive (giving him beneficial ownership of 568,023 Shares).

                  (b) Thomas E. Lachenman has the sole power to vote and dispose of the 537,398 Shares he owns and will have the sole power to vote and dispose of the 30,625 Shares covered by the options he owns after said options are exercised.

                  (c) The 120,000 additional Shares were acquired by Thomas E. Lachenman on February 9, 2004. No other Shares of CoActive's common stock were acquired by Thomas E. Lachenman during the sixty (60) days prior to the date of this Amendment No. 1 to Schedule 13D.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

February 11, 2004                      OG HOLDING CORPORATION


                                       By: /s/ Thomas E. Lachenman
                                           ------------------------------
                                           Thomas E. Lachenman, President

                                           /s/ Thomas E. Lachenman
                                           ------------------------------
                                           Thomas E. Lachenman